EXHIBIT 99.1

For Immediate Release	Date: January 15, 2019
19-1-TR

Teck’s Q4 2018 Financial Results and Investors’ Conference Call
February 13, 2019

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its fourth quarter 2018 earnings results on Wednesday, February 13, 2019 before market open.

The company will hold an investor conference call to discuss the fourth quarter 2018 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Wednesday, February 13, 2019. The conference call dial-in is 647.484.0475 or toll free 888.394.8218, no pass code required. Participants will be asked to provide the Operator with the confirmation code 6235586 when dialing in. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

The recording of the live audio webcast will be available from 10:00 a.m. Pacific time February 13, 2019 on Teck’s website at www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.  Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com